Exhibit 8

                               [FORM OF OPINION]
                               [FDMRJ Letterhead]



                               January 2_, 1998


Regency Financial Shares, Inc.
1011 East Main Street
Richmond, Virginia  23219

MainStreet BankGroup Incorporated
200 E. Church Street
Martinsville, VA  24112-5409



        Re: Opinion with Respect to Certain Federal Income Tax Consequences of the Merger of Regency Financial Shares, Inc. into
                 MainStreet BankGroup Incorporated

Gentlemen:

         You have requested our opinion as to certain federal income tax consequences of the proposed merger of Regency Financial Shares, Inc., a Virginia corporation ("Regency"), with and into MainStreet BankGroup Incorporated, a Virginia corporation ("MainStreet") pursuant to an Agreement and Plan of Merger dated as of October 27, 1997 by and between MainStreet and Regency as amended by that certain letter by Regency to MainStreet dated as of January 5, 1998 (as amended, the "Agreement").

         Pursuant to the Agreement and the Plan of Merger (the "Plan") attached as Annex 1 to Exhibit A to the Agreement, and subject to various regulatory approvals, Regency will be merged with and into MainStreet in accordance with the provisions of, and with the effect provided in, the Virginia Stock Corporation Act (the "Merger"). As a result of the Merger, MainStreet will become the parent holding company of Regency Bank, the banking subsidiary of Regency, as well as MainStreet's current subsidiary banks, all of which will continue to conduct their businesses in substantially the same manner as prior to the Merger. At the effective date of the Merger, and pursuant to the Plan, each share of common stock of Regency ("Regency Common Stock") will be exchanged for and converted into that number of shares of common stock of MainStreet ("MainStreet Common Stock") having an aggregate market value equal to $13.00, plus cash in lieu of issuing fractional shares of MainStreet Common Stock.

         In connection with the preparation of this opinion, we have examined such documents concerning the Merger as we have deemed necessary. We have based our conclusions on the Internal Revenue Code of 1986 (the "Code") and the regulations promulgated pursuant thereto, each as amended from time to time and in effect as of the date hereof, as well as existing judicial and administrative interpretations thereof. As to various questions of fact material to our opinion, we have relied upon the representations made in the Agreement as well as the additional representations made to us by duly authorized officers of MainStreet and Regency set forth below. In particular, we have assumed that there is no plan or intention on the part of the shareholders of Regency to sell or otherwise dispose of the MainStreet Common Stock received by them in the Merger which would have the effect set forth in paragraph B of the "Additional Representations" below.

         In connection with the proposed Merger, the following additional representations have been made to us by duly authorized officers of MainStreet and Regency and relied upon by us in the preparation of this opinion:

         A. The fair market value of MainStreet Common Stock received by Regency shareholders will be approximately equal to the fair market value of Regency Common Stock surrendered in exchange therefor, and the exchange ratio used in such exchange is the result of arm's length negotiations.

         B. To the best knowledge of the management of Regency, there is no plan or intention on the part of Regency's shareholders to sell or otherwise dispose of MainStreet Common Stock received by them in the Merger that will reduce their holdings of MainStreet Common Stock to a number of shares having in the aggregate a fair market value of less than 50 percent of the fair market value of all of the Regency Common Stock held by Regency shareholders on the effective date of the Merger. For purposes of this representation, shares of Regency Common Stock surrendered by dissenters or exchanged for cash in lieu of fractional shares of MainStreet Common Stock will be treated as outstanding Regency Common Stock on the effective date of the Merger. In addition, shares of Regency Common Stock and shares of MainStreet Common Stock held by Regency shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger will be considered in making this representation.

         C. MainStreet has no plan or intention to sell or otherwise dispose of any of the assets of Regency to be transferred to MainStreet in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

         D. Each party to the Merger will pay its own expenses, if any, incurred in connection with the Merger.

         E. Following the Merger, MainStreet will continue the historic business of Regency or use a significant portion of Regency's historic business assets in a business.

         F. MainStreet has no plan or intention to redeem or reacquire any of its stock to be issued in the Merger.

         G. The liabilities of Regency that will be assumed by MainStreet as a result of the Merger and the liabilities to which Regency's assets are subject were incurred in the ordinary course of business and are associated with the assets to be transferred in the Merger.

         H. There is no intercorporate indebtedness existing between MainStreet and Regency that was issued, acquired or will be settled at a discount.

         I. On the effective date of the Merger, the fair market value and adjusted basis of the assets of Regency to be transferred to MainStreet in the Merger will equal or exceed the sum of Regency's liabilities assumed by MainStreet plus the amount of liabilities to which the Regency assets are subject.

         J. No Regency Common Stock has been or will be redeemed in anticipation of the Merger, and no dividends or other distributions will be made with respect to any Regency Common Stock immediately before the proposed Merger, except for regular, normal distributions.

         K. None of the shares of MainStreet Common Stock, cash in lieu of fractional shares or other property received by any shareholder-employee in exchange for Regency Common Stock pursuant to the Merger constitutes or is intended as compensation for services rendered, nor is considered separate consideration for, or allocable to, any employment agreement or relationship. None of the compensation to be received by any shareholder-employee of Regency after the effective date of the Merger will be separate consideration for, or allocable to, any of such shareholder-employee's Regency Common Stock. In addition, any compensation paid to any shareholder-employee of Regency will constitute and be intended as compensation for services actually rendered and bargained for at arm's length, and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

         L. No two parties to the Merger are investment companies as defined in
Section 368(a)(2)(F)(iii) and (iv) of the Code, and for each of MainStreet and Regency, less than 50 percent of the fair market value of its total assets (excluding cash, cash items, government securities, and stock and securities in any 50 percent or greater subsidiary) consists of stock and securities.

         M. Regency is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

         N. Cash paid to Regency shareholders in lieu of issuing fractional shares of MainStreet Common Stock will be paid solely for the purpose of avoiding the expense and administrative inconvenience of issuing fractional shares, will not be separately bargained for consideration and will represent only a mechanical rounding off of the number of shares of MainStreet Common Stock to be issued to Regency shareholders.

         O. Except in the Merger, neither MainStreet nor any subsidiary of MainStreet has acquired or prior to the Merger will acquire, or has owned in the last five years, any shares of Regency Common Stock.

         Based upon the foregoing and subject to the limitations expressed herein, we are of the opinion that for federal income tax purposes:

         1. The Merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Code.

         2. No gain or loss will be recognized by MainStreet or Regency as a result of the Merger.

         3. No gain or loss will be recognized by Regency shareholders as a result of the exchange of Regency Common Stock for MainStreet Common Stock pursuant to the Merger, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of a fractional share of MainStreet Common Stock.

         4. A Regency shareholder who receives cash in lieu of a fractional share of MainStreet Common Stock will be treated as if the fractional share of MainStreet Common Stock had been issued and then redeemed by MainStreet. If the deemed redemption distribution is not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Code, then the Regency shareholder will be treated as receiving a distribution in redemption of such fractional share, subject to the provisions and limitations of Section 302 of the Code. If the deemed redemption distribution is essentially equivalent to a dividend, then the Regency shareholder will be treated as receiving a dividend distribution under Section 301(c)(1) of the Code, as provided in Section 302(d) of the Code.

         5. A dissenting Regency shareholder who receives solely cash in exchange for his Regency Common Stock will be treated as receiving a distribution in redemption of his Regency Common Stock, subject to the provisions and limitations of Section 302 of the Code.

         6. The aggregate tax basis of MainStreet Common Stock received by Regency shareholders who exchange their Regency Common Stock for MainStreet Common Stock will be the same as the aggregate tax basis of Regency Common Stock surrendered in exchange therefor reduced by any amount allocable to fractional share interests for which cash is received if the receipt of cash is treated as a distribution in redemption of a fractional share rather than as a receipt of a dividend distribution.

         7. The holding period of MainStreet Common Stock received by Regency shareholders will include the period during which Regency Common Stock surrendered in exchange therefor was held by such Regency shareholders, provided the Regency Common Stock was held as a capital asset on the date of the exchange.

         This opinion is based upon the provisions of the Code, as interpreted by regulations, administrative rulings, and case law, in effect as of the date hereof. Our opinion is limited to certain Federal income tax consequences of the Merger. This opinion does not address all aspects of Federal income taxation that may be relevant to particular holders of Regency Common Stock and may not be applicable to holders of Regency Common Stock that are not citizens or residents of the United States or to holders of options or warrants, nor does this opinion address the effect of any applicable foreign, state, local or other tax laws. This opinion is limited to the matters expressly stated; no opinion is implied or may be inferred beyond such matters. This opinion is not binding upon the Internal Revenue Service, any tax authority or any court. No assurance can be given that a position contrary to that expressed herein will not be asserted by the Internal Revenue Service or any other tax authority. Because income tax consequences can vary among shareholders due to each party's unique circumstances, each shareholder should consult his or her own tax advisor as to the particular tax consequences for him or her of the Merger.

         This opinion is provided in connection with the Merger as required by
Section VI(M) of the Agreement, is solely for the benefit of MainStreet, Regency and Regency shareholders, and may not be relied upon in any other manner or by any other person. This opinion may not be disclosed to any other person or used in any other manner without the prior written consent of the undersigned. We consent to the filing of this opinion as an exhibit to the Registration Statement.

                          Very truly yours,



                         FLIPPIN, DENSMORE, MORSE, RUTHERFORD & JESSEE